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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     ADELPHIA COMMUNICATIONS CORPORATION
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                               (Name of Issuer)


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)


                                  006848105
                         ----------------------------
                                (CUSIP Number)


                 Ralph H. Booth, II, Booth American Company,
               333 West Fort St., 12th Fl., Detroit, MI  48226
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                June 20, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information requried on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D


CUSIP NO.   006848105                           PAGE   2   OF   5    PAGES
          ----------------                            ---     -----
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Booth American Company

                IRS#: 380826060
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)  / /
                                                                      (B)  / /

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3      SEC USE ONLY


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4      SOURCE OF FUNDS*


                00
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

             N/A
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Michigan
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 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            3,571,428
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             N/A
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        3,571,428
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        N/A
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,571,428
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18%
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14     TYPE OF REPORTING PERSON*

          CO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!                 2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

     This statement relates to Class A common stock, par value $.01 per share, of Adelphia Communications Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is Main at Water Street, Coudersport, PA 16915.


Item 2.    Identity and Background.

(a) This statement is filed on behalf of Booth American Company, a Michigan corporation.

(b) The principal business address of Booth American Company is 333 W. Fort Street, 12th Floor, Detroit, MI 48226

(c) Booth American Company's principal business is communications, including the operation of cable television systems.

(d) Booth American Company has not been involved or found liable in a criminal proceeding in the last five years.

(e) Booth American Company has not, during the last five years, been party to a civil proceeding of a judicial or administrative body with competent jurisdiction as a result of which Booth American Company has become subject to a judgement, decree or a final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or in which any violation with respect to such laws was found.


Item 3.    Source and Amount of Funds or Other Consideration.

     Booth American Company obtained all of its shares of the Issuer pursuant to the consummation on June 20, 1997 of an Agreement and Plan of Merger dated November 11, 1996 among Virginia Acquisition Corporation (whose rights and obligations were assigned to Blacksburg/Salem Cablevision, Inc. ("BSCI")), Issuer, Booth American Company, Booth Communications of Virginia, Inc. ("BCV") and Booth Communications of Virginia Assets Inc. ("BCVA") (the "Merger Agreement"). Pursuant to the Merger Agreement, BCV and BCVA, wholly owned subsidiaries of Booth American Company, were merged with and into BSCI and Booth American Company received, in addition to other consideration, 3,571,428 shares of Issuer's Class A common stock, par value $.01 per share.

Item 4.    Purpose of Transaction.

     Booth American Company has no present plan to (a) acquire additional securities of the Issuer or to dispose of securities of the Issuer; (b) effect an extraordinary corporate transaction; (c) sell or transfer a material amount of the assets of the Issuer; (d) change the present board of directors or management of the Issuer; (e) change the present capitalization or dividend policy of the Issuer; (f) make any material change in the Issuer's business or corporate structure; (g) change the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) take any action similar to any of those enumerated above.


Item 5.    Interest in Securities of Issuer.

     Booth American Company owns 3,571,428 shares of Issuer's class A common stock, par value $.01 per share; which based on the number of outstanding shares as stated in the Issuer's 10-K for the year ended March 31, 1997 is 18% of such stock. Booth American Company has sole voting power and the right to dispose of each of its 3,571,428 shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The 3,571,428 shares of Issuer's Class A common stock, par value $.01 per share, held by Booth American Company is subject to a Registration Rights Agreement dated June 20, 1997 between Booth American Company and Issuer pursuant to which Issuer has agreed to use best efforts to file a registration statement on Form S-3 within 45 business days of June 20, 1997 and to keep such registration effective until the second anniversary of the date such registration becomes effective. The registration rights are subject to certain limitations.


Item 7.    Material to be Filed as Exhibits.

99.(a)     Registration Rights Agreement dated June 20, 1997 between Booth
American Company and Issuer.





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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 1997                              Booth American Company


                                           By:  /s/ Ralph H. Booth, II
                                                -------------------------------
                                                Ralph H. Booth, II
                                                Chairman of the Board, President
                                                and Chief Financial Officer





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                                 EXHIBIT INDEX


99(A)      Registration Rights Agreement